Exhibit 21.1

Subsidiaries of Axovant Sciences Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Axovant Sciences, Inc.	Delaware
Axovant Holdings Ltd.	England and Wales
Axovant Sciences GmbH	Switzerland
Axovant Sciences America, Inc.	Delaware
Axovant Treasury Holdings, Inc.	Delaware
Axovant Treasury, Inc.	Delaware

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